Exhibit 5

COUNCIL OF EUROPE

DEVELOPMENT BANK

ARTICLES OF AGREEMENT

Edition updated in December 2025

CEB – Articles of Agreement

Article I

Establishment of the Bank

A Council of Europe Development Bank (hereinafter called “the Bank”) shall be established.

The Bank shall be attached to the Council of Europe and administered under its supreme authority.

Article II1

Purpose

a.     The primary purpose of the Bank is to help in solving the social problems with which European countries are or may be faced as a result of the presence of refugees, displaced persons or migrants consequent upon movements of refugees or other forced movements of populations and as a result of the presence of victims of natural or ecological disasters.

The investment projects to which the Bank contributes may be intended either to help such people in the country in which they find themselves or to enable them to return to their countries of origin when the conditions for return are met or, where applicable, to settle in another host country. These projects must be approved by a Member of the Bank.

b.     The Bank may also contribute to the realisation of investment projects approved by a Member of the Bank which enable jobs to be created in disadvantaged regions, people in low-income groups to be housed or social infrastructure to be created.

Article III

Membership of the Bank

a.     Any Member State of the Council of Europe may become a Member of the Bank by addressing a declaration to the Secretary General. This declaration shall contain acceptance of the present Articles of Agreement by the Government of the State concerned and the subscription by that Government of the number of participating certificates fixed in agreement with the Governing Board, in pursuance of Article IX, Section 3, paragraph 1, subparagraph a. of the Articles of Agreement.

b.    A European State which is not a member of the Council of Europe may:

i.	either be admitted as a Member of the Bank upon such special conditions as the Bank shall lay down in each case, in accordance with the provisions of Article IX, Section 3. paragraph 1, subparagraph b. A State in respect of which such a decision on admission has been made shall be able to become a Member of the Bank by depositing with the Secretary General of the Council of Europe an instrument stating that it accepts the present Articles of Agreement, subscribes the number of participating certificates fixed in agreement with the Governing Board, has taken the measures necessary to enable it to meet all the obligations resulting from the Articles of Agreement and has met all the admission conditions laid down by the Governing Board;

ii.	or conclude with the Bank an association agreement upon such special conditions as the Bank may lay down in each case.

c.    Upon the conditions laid down by the Governing Board, international institutions with a European focus may also become Members of the Bank or conclude an association agreement.

[1]	The text of this Article was adopted by the Committee of Ministers at the 496th meeting of the Ministers’ Deputies by Resolution (93) 22.

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d.     Any State becoming a Member of the Bank shall confirm, in its declaration or its instrument of acceptance of the Articles of Agreement, its intention:

i.	to accede at the earliest opportunity to the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe;

ii.	pending such accession, to apply the legal arrangements resulting from the Protocol to the property, assets and operations of the Bank and to grant to the organs and staff of the Bank the legal status resulting from the Protocol.

Article IV

Obligations of Members

Section 1 – Participating certificates

The Bank shall issue for subscription by its Members participating certificates, expressed in terms of euros (EUR). Each certificate shall have the same nominal value of EUR 1,000. Members shall pay their subscriptions in euros.

Section 2 – Apportionment and paying up of participating certificates

a.	The table appended to the present Articles of Agreement lays down the percentage apportionment of the participating certificates offered for subscription by each Member of the Bank.

b.	The number of participating certificates to be held by new Members of the Bank shall be fixed in agreement with the Governing Board of the Bank, in accordance with Article IX, Section 3. paragraph 1, subparagraphs a. and b. of the present Articles of Agreement.

c.	The minimum percentage of subscribed participating certificates to be paid up, and the dates of the relevant payments, shall be fixed by the Governing Board.

d.	When the Bank’s capital is increased, the Governing Board shall determine, upon uniform conditions for all Members, the percentage to be paid up and the corresponding payment dates.

Section 3 – Limitation of liability

No Member shall be liable to third parties for any obligation of the Bank.

Article V

Borrowing operations and contributions

For uses consistent with its purpose, the Bank may borrow funds. It may also undertake any other financial operation useful for achieving its purpose, under conditions laid down by the Administrative Council.

The Bank may receive contributions offered for specific purposes that fall within its stated objectives.

Article VI

Investments

The Bank’s liquid assets, capital and reserves may be invested upon conditions to be fixed by the Administrative Council in accordance with the principles of sound financial management.

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Article VII

The Bank’s means of action

Section 1 – Loans

The Bank makes loans in any of the following ways:

a.	loans to Members of the Bank;

b.	loans guaranteed by a Member of the Bank and granted to any legal person approved by that Member;

c.	loans granted to any legal person approved by a Member of the Bank, where the Administrative Council considers that the requested loan is covered by adequate guarantees.

Section 2 – Guarantees

The Bank may grant guarantees to financial institutions approved by a Member for loans aimed at achieving the objectives set out in Article II, under conditions to be fixed by the Administrative Council in each case.

Section 3 – Trust accounts

The Bank may open and manage trust accounts for the purpose of receiving voluntary contributions from its Members, the Bank itself, the Council of Europe, other international institutions or third parties.

Section 4 – Interest subsidy

Loans may be accompanied by a full or partial interest subsidy.

A portion of the profits realised by the Bank and voluntary contributions from Members shall be used to subsidise the interest rate on certain loans, under conditions fixed by the Administrative Council.

Section 5 – Conditions for granting loans - Information to be provided

The Administrative Council shall lay down the general conditions for granting loans and determine what information each borrower is required to provide in support of its application.

Section 6 – Default

The Bank’s transactions in favour of a Member or of a legal person as referred to in Section 1. above shall be suspended if the borrower – or failing the latter – the guarantor defaults on payments due in respect of loans or guarantees granted to it by the Bank.

Article VIII

Organisation, administration and supervision of the Bank

The organisation, administration and supervision of the Bank shall be under the responsibility of the following bodies:

-       the Governing Board,

-       the Administrative Council,

-       the Governor,

-       the Auditing Board,

as provided in the following Articles.

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Article IX

Governing Board

Section 1

The Governing Board shall consist of a Chairperson and one representative appointed by each Member. Each Member may appoint a substitute. The Secretary General of the Council of Europe may participate in or be represented at the meetings.

Section 2

The Governing Board is the supreme body of the Bank, vested with all powers in respect of the Bank, save the right to change its purposes as stipulated in Article II of the Articles of Agreement.

Section 3

1.	The Governing Board shall

a.	determine the conditions under which Council of Europe Member States become Members of the Bank;

b.	authorise European States that are not members of the Council of Europe and international institutions with a European focus to become Members of the Bank and lay down the conditions for such authorisation and the number of participating certificates to be subscribed by those Members;

c.	adjust the apportionment of the capital among Members as shown in the table appended to the present Articles of Agreement;

d.	increase or reduce the authorised capital, determine the proportion of the subscribed shares to be paid up, and fix the dates by which payment must be made;

e.	ensure compliance with the aims stated in the Articles of Agreement; approve the Bank’s annual report, accounts and other financial statements; provide general guidelines concerning the institution’s activity;

f.	suspend or terminate the Bank’s operations and, in the event of liquidation, distribute its assets;

g.	suspend a Member;

h.	amend these Articles of Agreement, without, however, making any change in their stated aims;

i.	interpret these Articles of Agreement and rule on any appeals against decisions concerning the interpretation or application of the Articles of Agreement;

j.	authorise the conclusion of general agreements of co-operation with other international organisations;

k.	elect the Chairperson of the Governing Board and the Chairperson of the Administrative Council;

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l.	appoint the Governor and, as necessary, on a proposal by the Governor, one or more Vice-Governors, one of whom shall replace the Governor in the latter’s absence, dismiss them and accept their resignation;

m.	appoint the members of the Auditing Board;

n.	appoint the external auditor and lay down its terms of reference;

o.	draw up its Rules of Procedure;

p.	exercise any other powers expressly assigned to the Governing Board by these Articles of Agreement.

2.     The Governing Board shall take its decisions regarding subparaghraphs d. and f. on a proposal by the Administrative Council, and on subparagraphs c., m. and n., after hearing the latter. The Administrative Council shall give its opinion on all other decisions with financial consequences.

3.     Any powers not set forth in Section 3, paragraph 1 above shall be delegated to the Administrative Council.

The powers delegated to the Administrative Council under these Articles of Agreement may be reassumed only in exceptional circumstances and for a specified period.

4.     The Governing Board shall meet once a year. It may, if necessary, hold additional meetings.

5.     The Governing Board may, when necessary, invite representatives of international organisations or any other interested person to participate in its proceedings without the right to vote.

Section 4

a.     Decisions of the Governing Board shall be considered valid only if two-thirds of its Members’ representatives are present at its meetings.

Decisions shall be taken by voting. For the purpose of calculating majorities, only votes in favour and against shall be counted.

b.     Decisions may also be taken in writing between meetings.

c.     Each Member of the Bank shall have one vote for each participating certificate it holds.

d.     Any Member that has failed to pay on time the part of the capital falling due may not exercise the voting rights corresponding to the sum due and not paid, for as long as such non-payment persists.

e.     Decisions shall be made by a majority of the Members voting in favour or against and holding two-thirds of the votes cast.

f.      A majority of three-quarters of the Members voting in favour or against and holding three-quarters of the votes cast shall be required for:

-       the decision provided for in Section 3. paragraph 3 of this Article;

-       any adjustments to the apportionment table appended to these Articles of Agreement not resulting from the admission of new Members which are made pursuant to Section 3. paragraph 1, subparagraph c.

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g.     The decisions referred to in Section 3. paragraph 1, subparagraphs f. and h. shall be taken by a unanimous vote of the Members casting a vote.

Section 5

a.    The Governing Board shall be chaired by a Chairperson elected by the Governing Board for a three-year term.

The outgoing Chairperson may be re-elected for a further three-year term. Each Member of the Bank is entitled to present a candidate.

The Chairperson shall be responsible for political relations with officials of States, the Council of Europe and other international institutions, in close co-operation with the Governor.

The Chairperson shall keep the Committee of Ministers and the Parliamentary Assembly regularly informed of the Bank’s activities; in particular, he/she shall forward the Governor’s report to the Committee of Ministers and maintain all other necessary contacts with the Council of Europe.

Article X

Administrative Council1

Section 1

The Administrative Council is vested with all the powers delegated to it by the Governing Board in pursuance of Article IX.

Section 2

a.     The Administrative Council shall consist of a Chairperson appointed by the Governing Board for a three-year term, renewable for a second three-year term, and one representative appointed by each Member. Each Member may appoint a substitute. The Secretary General of the Council of Europe may participate in or be represented at the meetings.

b.     The Administrative Council shall be convened by its Chairperson or at the request of five of its members at least four times a year.

c.     The Administrative Council may, when necessary, invite representatives of international organisations or any other interested person to participate in its proceedings without the right to vote.

Section 3

a.     Decisions of the Administrative Council shall be considered valid only if two-thirds of its Members’ representatives are present at its meetings.

b.     Each Member shall have one vote for each participating certificate it holds.

Decisions shall be taken by a majority vote. For the purpose of calculating the majority or majorities, only votes in favour or against shall be counted.

c.     Decisions may also be taken in writing between meetings.

d.     Any Member that has failed to pay on time the part of the capital falling due may not exercise the voting rights corresponding to the sum due and not paid, for as long as such non-payment persists.

1 Modified by the Governing Board by its Resolution 384 adopted at the 196th meeting (Paris, 26 November 2010)

CEB – Articles of Agreement

e.     However, the Administrative Council shall adopt the following decisions by a majority of its members voting in favour or against and by a majority of votes cast:

i)	proposals and opinions addressed to the Governing Board in accordance with Article IX, Section 3. paragraph 1, subparagraphs c., d., f., m. and n.;

ii)	adoption or amendment of the Rules of Procedure of the Administrative Council;

f.      Furthermore, the Administrative Council shall take by a majority of Members voting in favour or against and holding two-thirds of the votes cast decisions relating to investment projects which have not received the opinion as to admissibility referred to in Article XIII, subparagraph c. of the Articles of Agreement.

Section 4

The Administrative Council may at any time appoint committees from among its members and delegate to such committees powers to be specified in each case.

Article XI

Governor1

Section 1 – Functions of the Governor

a.     The Governor shall be the legal representative of the Bank. He/She shall be the head of the Bank’s operational services and shall conduct day-to-day business on the instructions of the Administrative Council. In accordance with Articles V and VII, he/she shall not contract any financial obligations without authorisation from the Administrative Council. Under the general supervision of the Administrative Council, he/she shall be responsible for the organisation of the operational services and for the appointment and dismissal of the Bank staff, within the framework of the regulations adopted by the Administrative Council.

b.     The Governor shall be appointed for a term of five years, which is renewable once. The amount of his/her salary shall be fixed by the Administrative Council.

c.     In the performance of their duties, the Governor, the Vice-Governors and staff must devote themselves fully to the service of the Bank, to the exclusion of any other activity. Each Member shall respect the international character of the task of the Governor, Vice-Governors and Bank staff and refrain from any attempt to influence them.

d.     The Council of Europe Staff Regulations shall apply to the Bank staff in any matter not covered by a specific decision of the Administrative Council.

Section 2 – Vice-Governor(s)

a.     The Governor shall be assisted by one or more Vice-Governors. The Governor shall designate a Vice-Governor Delegate who shall replace him/her in case of absence or incapacity. The Governor shall determine the responsibilities of the Vice-Governors taking into account the post descriptions approved by the Administrative Council.

b.     The Vice-Governor(s) shall be appointed by the Governing Board on a proposal from the Governor, following an opinion on conformity from the Administrative Council and after consultations with the members of the Governing Board.

c.     On a proposal from the Governor, the Administrative Council shall approve the post description(s) of the Vice-Governor(s).

1 Modified by the Governing Board by its Resolution 384 adopted at the 196th meeting (Paris, 26 November 2010).

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d.     The Vice-Governor(s) shall be appointed for a term of five years, which is renewable once. The amount of their salary shall be fixed by the Administrative Council.

Section 3 – Reports to the Administrative Council

The Governor shall give his/her opinion to the Administrative Council on the technical and financial aspects of investment projects submitted to the Bank.

The Governor shall submit regular reports to the Administrative Council on the situation of the Bank and on proposed operations. The Governor shall also provide any information requested by the Administrative Council.

The Governor shall draw up a comprehensive annual report on all operations carried out during the year. This report shall be accompanied by the Bank’s financial statements, as well as the Auditing Board’s report on these documents.

Article XII

Auditing Board

The Auditing Board shall consist of three members appointed pursuant to Article IX, Section 3. subparagraph m. for their competence in economic and financial matters. They shall act completely independently.

The Auditing Board shall inspect the Bank’s accounts and verify that the operational accounts and balance sheet are in order.

In its annual report, the Auditing Board shall certify that the balance sheet and operational accounts accord with the books, that they give an accurate and true picture of the state of the Bank’s affairs as at the end of each financial period and that the Bank is being managed according to the principles of sound financial management.

The Board shall receive copies of any documents useful to it in its work, such as the reports of the external and internal auditors. At the request of the organs of the Bank, the Board shall perform any other task pertaining to the supervision of the Bank’s financial activity.

Article XIII

Council of Europe

a.     With a view to ensuring relations with the Council of Europe, the Committee of Ministers and Parliamentary Assembly of the Council of Europe shall be regularly informed of the Bank’s activities. The Governing Board shall state a position on the recommendations and opinions of the Committee of Ministers and Parliamentary Assembly transmitted to it.

b.     The Secretary General of the Council of Europe shall participate in, or may be represented at, meetings of the Governing Board and Administrative Council, without the right to vote.

He/She shall carry out any duty entrusted to him in pursuance of the present Articles of Agreement or of the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe. In this connection he/she shall place the requisite staff at the disposal of the Bank.

He/She may perform any other duty entrusted to him/her by the Organs of the Bank in accordance with the provisions of the Partial Agreement on the Council of Europe Development Bank.

CEB – Articles of Agreement

c.     Applications for loans or guarantees shall be submitted to the Administrative Council after receipt of the Secretary General’s opinion as to admissibility based on the project’s conformity with the political and social aims of the Council of Europe.

Article XIV

Headquarters

The headquarters of the Bank shall be in Strasbourg, France. The headquarters of the operational services shall be in Paris and may only be changed by a decision of the Governing Board and the Administrative Council taken in identical terms.

Article XV

Withdrawal of Members; suspension of operations and liquidation of the Bank1

Section 1 – Withdrawal of Members

Any Member may withdraw from the Bank on giving notice of six months prior to the end of the current calendar year. The withdrawal shall become effective on 31 December following the notice. Any notice given less than six months before the end of the current calendar year shall only become effective on 31 December of the subsequent calendar year. The Member may notify the Bank in writing of the cancellation of its notice of intention to withdraw at any time before the withdrawal becomes effective.

Section 2 – Settlement of accounts with former Members

a.     After the date on which a Member ceases to be a Member, such former Member shall remain liable for its obligations to the Bank so long as any part of the loans or guarantees extended before it ceased to be a Member are outstanding; but it shall cease to incur such liabilities with respect to loans and guarantees entered into thereafter by the Bank and to share either in the income or expenses of the Bank.

b.     At the time the Member ceases to be a Member, the Bank shall arrange for the repurchase of such former Members’ participating certificates as a part of the settlement of accounts with such former Member in accordance with the provisions of this Article. For this purpose, the purchase price of the certificates shall correspond to the paid-up capital plus reserves as shown by the books of the Bank on the date of cessation of membership.

c.     The payment for participating certificates repurchased by the Bank under this Article shall be governed by the following conditions:

i)	any amount due to the former Member for its certificates shall be withheld so long as the former Member, any of its agencies or instrumentalities remains liable, as borrower or guarantor, to the Bank and such amount may, at the option of the Bank be applied on any such liability as it matures. In any event, no amount due to a Member for its certificates shall be paid until six (6) months after the date upon which the Member ceases to be a Member;

ii)	payments for certificates may be made from time to time until the former Member has received the full repurchase price, to the extent by which the amount due as the repurchase price, in accordance with paragraph b of this Section, exceeds the aggregate amount of liabilities on loans and guarantees as set forth in subparagraph (i) above;

1 Modified by the Governing Board by its Resolution 394 adopted at the 200th meeting (Paris, 25 November 2011).

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iii.	payments shall be made in euros on such conditions and dates as the Governing Board determines; and

iv)	if losses are sustained by the Bank on any loans or guarantees which were outstanding on the date the Member State’s withdrawal becomes effective, and if the amount of such losses exceeds the amount, at that date, of the provisions provided against losses on the date the Member State’s withdrawal becomes effective, such former Member shall repay, upon demand, the amount by which repurchase price of its certificates would have been reduced if the losses had been taken into account when the repurchase price was determined. In addition, the former Member shall remain liable on any call for unpaid subscriptions, to the extent that it would have been required to respond had the call been made at the latest on the date the repurchase price of its certificates was determined.

d.     if the Bank terminates its operations pursuant to Section 4 of this Article within six (6) months of the date upon which any Member ceases to be a Member, all rights of such former Members shall be determined in accordance with the provisions of this same Section.

Section 3 – Suspension of operations

Should the Governing Board decide upon the suspension of activities, the Bank shall cease all loan and guarantee operations.

Section 4 – Liquidation of the Bank

Should the Governing Board decide upon the termination of operations, the Bank shall forthwith cease all activities except those incidental to the settlement of its obligations and the realisation, conservation and preservation of its assets.

After all liabilities of the Bank, including satisfaction of rights upon distribution which may previously have been granted by the Bank upon accepting contributions under Article V, have been discharged or provided for, the Members of the Bank shall adopt a plan for the distribution of assets which shall be based on the following principles:

a.     No Member of the Bank against which the Bank has an unsatisfied claim shall be eligible to participate in the distribution under the plan until it has regularised its position;

b.     Priority shall be given to using the Bank’s net assets to reimburse to Members the sums paid by them in pursuance of Article IV, in proportion to the number of certificates paid up.

Any excess of the Bank’s net assets over the aggregate total of such distributed shares shall be allotted to all Members of the Bank in proportion to the number of participating certificates held by each;

c.     Should there be net liabilities, they shall be distributed among the Members of the Bank in proportion to the number of participating certificates held by each. Each Member will be required to pay its share to the Bank, less the certificates paid up and up to a maximum of the certificates subscribed.

Article XVI

Interpretation of the present Articles of Agreement

Any decision taken by the Administrative Council concerning the interpretation of the present Articles of Agreement may be referred to the Governing Board at the request of any Member. Pending the Governing Board’s ruling, the Bank may, as it deems it necessary, act in accordance with the decision of the Administrative Council.

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Article XVII

Notifications

The Secretary General of the Council of Europe shall notify the Members of the Bank and the Governor of:

a)	the deposit of any declaration or instrument of acceptance of these Articles of Agreement;

b)	any document amending these Articles of Agreement.

The Secretary General of the Council of Europe shall forward a certified copy of these Articles of Agreement to each Member State of the Council of Europe and to every other Member of the Bank.

CEB – Articles of Agreement

APPENDIX

TABLE APPENDED TO THE ARTICLES OF AGREEMENT SHOWING THE PERCENTAGE APPORTIONMENT OF
THE PARTICIPATING CERTIFICATES SUBSCRIBED BY THE MEMBERS OF THE BANK
(with amendments reflecting the accession of Bulgaria (28.05.94), Slovenia (1.02.94), Lithuania (8.01.96),
Romania (5.03.96), Croatia (24.06.97), North Macedonia (15.12.97), Hungary (10.03.98), Estonia (1.04.98), Republic
of Moldova (4.05.98), Poland (17.08.98), Latvia (14.09.98), Slovak Republic (22.12.98), Czech Republic (12.02.99),
Albania (24.06.99), Bosnia and Herzegovina (18.12.2003), Serbia (23.04.2004), Ireland (30.11.2004), Georgia
(10.01.2007), Montenegro (19.11.2007), Kosovo (4.11.2013), Andorra (26.05.2020) and Ukraine (15.06.2023))

MEMBER STATES	%	MEMBER STATES	%
Albania	0.247	Liechtenstein	0.030
Andorra	0.091	Lithuania	0.232
Belgium	3.033	Luxembourg	0.641
Bosnia and Herzegovina	0.179	Malta	0.187
Bulgaria	1.153	Montenegro	0.122
Croatia	0.395	Netherlands	3.669
Cyprus	0.367	North Macedonia	0.235
Czech Republic	0.794	Norway	1.288
Denmark	1.655	Poland	2.367
Estonia	0.235	Portugal	2.568
Finland	0.725	Republic of Moldova	0.101
France	16.901	Romania	1.106
Georgia	0.182	San Marino	0.090
Germany	16.901	Serbia	0.477
Greece	3.033	Slovak Republic	0.350
Holy See	0.003	Slovenia	0.227
Hungary	0.827	Spain	11.023
Iceland	0.187	Sweden	1.446
Ireland	0.892	Switzerland	0.559
Italy	16.901	Türkiye	7.166
Kosovo	0.121	Ukraine	1.059
Latvia	0.236

		TOTAL	100.00